Exhibit 99.1

Tiziana Life Sciences Announces Immunologic Analysis of Nasal

Foralumab in Moderate Alzheimer’s Patient

NEW YORK, July 21, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced compelling immunologic findings from the treatment of a moderate Alzheimer’s Disease (AD) patient with intranasal foralumab.

Transcriptional analysis of white blood cells before and after foralumab therapy revealed profound immune modulatory effects. Significant changes were observed in CD4 cells, CD8 cells, and monocytes, underscoring the broad impact of nasal foralumab on immune cell profiles. These results are consistent with improvement in microglia PET scans conducted at the time of immune analysis which demonstrated a marked reduction in inflammation following nasal foralumab (Clin Nuclear Med) showing a link between immune effects and resolution of brain inflammation.

In an unexpected discovery, the analysis revealed an increase in phagocytosis markers in classical monocytes, suggesting that nasal foralumab may enhance their ability to clear amyloid plaques. This unexpected effect may open new avenues for treating Alzheimer’s Disease by targeting both inflammation and amyloid accumulation.

Dr. Howard Weiner, Co-Director of the Ann Romney Center for Neurologic Diseases at the Brigham and Women’s Hospital (BWH), a founding member of the Mass General Brigham healthcare system, commented on the findings: “The observed reduction in microglial inflammation and the unique immune changes seen in this Alzheimer’s patient treated with nasal foralumab are highly promising. This study represents a step forward in understanding the potential therapeutic role of foralumab across neuroinflammatory diseases.”

Ivor Elrifi, CEO of Tiziana Life Sciences, emphasized the implications of these results: “We are thrilled by the outcomes of this immunologic analysis, which demonstrate for the first time in Alzheimer’s Disease the profound immune modulatory effects of nasal foralumab. Beyond its established benefits in other conditions, such as Multiple Sclerosis, this study suggests that nasal foralumab could offer a dual benefit of reducing brain inflammation and potentially influencing amyloid pathology.”

Furthermore, the treatment was well tolerated with no reported side effects. Encouraged by these results and the observed behavioral improvements reported by the patient’s family, the patient and his wife have chosen to continue nasal foralumab therapy for an additional 6 months.

The findings from this study mark a significant milestone in the development of novel therapies for Alzheimer’s Disease and underscore Tiziana Life Sciences’ commitment to advancing transformative treatments for patients suffering from neurodegenerative disorders.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1, 2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

1	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120